Exhibit 99.1

PRESS RELEASE
CRESCENT POINT ANNOUNCES Q3 2016 RESULTS HIGHLIGHTED BY EXPANSION OF THE FLAT LAKE AREA AND IMPRESSIVE DRILLING RESULTS IN THE UINTA BASIN
(All financial figures are approximate and in Canadian dollars unless otherwise noted)

November 10, 2016 CALGARY, ALBERTA. Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) is pleased to announce its operating and financial results for the quarter ended September 30, 2016. The Company also announces that its unaudited financial statements and management's discussion and analysis for the quarter ended September 30, 2016, will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on Crescent Point's website at www.crescentpointenergy.com.

FINANCIAL AND OPERATING HIGHLIGHTS
	Three months ended September 30			Nine months ended September 30
(Cdn$ millions except per share and per boe amounts)	2016	2015	% Change	2016	2015	% Change
Financial
Funds flow from operations (1)	368.1	483.5	(24)	1,150.5	1,441.3	(20)
Per share (1) (2)	0.72	0.96	(25)	2.25	3.06	(26)
Net income (loss)	(108.5)	(201.3)	(46)	(422.1)	(487.8)	(13)
Per share (2)	(0.21)	(0.40)	(48)	(0.83)	(1.04)	(20)
Adjusted net earnings (loss) from operations (1)	(22.0)	15.3	(244)	(12.1)	84.0	(114)
Per share (1) (2)	(0.04)	0.03	(233)	(0.02)	0.18	(111)
Dividends declared	47.2	219.7	(79)	211.1	867.6	(76)
Per share (2)	0.09	0.43	(79)	0.41	1.81	(77)
Payout ratio (%) (1) (3)	13	45	(32)	18	60	(42)
Per share (%) (1) (2) (3)	13	45	(32)	18	59	(41)
Net debt (1)	3,617.2	4,197.9	(14)	3,617.2	4,197.9	(14)
Net debt to funds flow from operations (1) (4)	2.2	2.1	5	2.2	2.1	5
Decommissioning and environmental expenditures (5)	2.8	4.9	(43)	16.8	19.1	(12)
Weighted average shares outstanding
Basic	511.3	501.3	2	507.8	469.3	8
Diluted	514.0	502.0	2	510.5	470.8	8
Operating
Average daily production
Crude oil (bbls/d)	125,713	143,582	(12)	134,107	135,066	(1)
NGLs (bbls/d)	17,750	11,455	55	17,134	9,263	85
Natural gas (mcf/d)	102,883	105,249	(2)	104,515	90,573	15
Total (boe/d)	160,610	172,579	(7)	168,660	159,425	6
Average selling prices (6)
Crude oil ($/bbl)	51.56	51.81	-	45.70	54.29	(16)
NGLs ($/bbl)	15.90	15.51	3	12.93	16.70	(23)
Natural gas ($/mcf)	2.48	3.05	(19)	2.08	3.07	(32)
Total ($/boe)	43.71	46.00	(5)	38.94	48.71	(20)
Netback ($/boe)
Oil and gas sales	43.71	46.00	(5)	38.94	48.71	(20)
Royalties	(6.25)	(7.27)	(14)	(5.47)	(7.64)	(28)
Operating expenses	(12.18)	(12.75)	(4)	(11.06)	(12.16)	(9)
Transportation expenses	(1.96)	(2.43)	(19)	(2.13)	(2.37)	(10)
Netback prior to realized derivatives	23.32	23.55	(1)	20.28	26.54	(24)
Realized gain on derivatives	5.95	10.95	(46)	9.00	10.41	(14)
Netback (1)	29.27	34.50	(15)	29.28	36.95	(21)
Capital Expenditures
Capital acquisitions (net) (7)	208.4	246.1	(15)	216.7	1,739.6	(88)
Development capital expenditures (5)
Drilling and development, seismic and facilities	315.7	316.2	-	704.1	1,178.3	(40)
Land	10.5	4.7	123	24.1	28.7	(16)
Total	326.2	320.9	2	728.2	1,207.0	(40)
(1)
Funds flow from operations, adjusted net earnings from operations, payout ratio, net debt, net debt to funds flow from operations and netback as presented do not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS") and, therefore, may not be comparable with the calculation of similar measures presented by other entities.

(2)	The per share amounts (with the exception of dividends per share) are the per share – diluted amounts.
(3)	Payout ratio is calculated as dividends declared divided by funds flow from operations.
(4)	Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters.
(5)	Decommissioning and environmental expenditures includes environmental emission reduction expenditures, which are also included in development capital expenditures in the table above.
(6)	The average selling prices reported are before realized derivatives.
(7)	Capital acquisitions represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.

This news release contains forward-looking information and references to non-GAAP financial measures. Significant related assumptions and risk factors, and reconciliations are described under the Non-GAAP Financial Measures and the Forward-Looking Statements and Reserves Data sections of this news release, respectively.

THIRD QUARTER 2016 HIGHLIGHTS

•
Crescent Point achieved quarterly production of 160,610 boe/d in third quarter 2016, which was ahead of the Company's budget. Funds flow from operations totaled $368.1 million, or $0.72 per share diluted, which was also ahead of budget. Cash dividends paid during the quarter were $0.09 per share, resulting in a payout ratio of 13 percent.

•
The Company is having an excellent year operationally and continues to deliver strong results in its new play developments in the Uinta Basin and Flat Lake resource plays. During third quarter, Crescent Point spent $279.5 million on drilling and development activities, drilling 225 (201.3 net) wells with a 100 percent success rate. Including $46.7 million spent on land, seismic and facilities, total development capital expenditures were $326.2 million, which resulted in a total payout ratio of 101 percent.

•
In the Uinta Basin, Crescent Point has successfully drilled 11 one-mile horizontal wells to date across six unique geologic zones. Well results are exceeding expectations, including its second Castle Peak horizontal well, which demonstrated a 90-day initial production rate of approximately 680 boe/d. Due to the continued success of its new play development, Crescent Point plans to drill four additional one-mile horizontal wells during fourth quarter 2016 to further delineate the play. To date, Crescent Point has internally identified a horizontal drilling inventory in the Castle Peak zone of approximately 120 net locations, based on a conservative four wells per section spacing. To put the significance of these locations in context, this represents a productive capacity of approximately 80,000 boe/d, based on recent 90-day initial production rates. This play is in its early stages with Crescent Point having delineated only 10 percent of its land base of approximately 170,000 net acres.

•
At Flat Lake, Crescent Point recently increased its 2016 capital expenditures plans and now expects to spend $240 million in the area during the year. This revised budget includes approximately 105 net wells to be drilled during 2016, including 18 net step-out wells. By the end of third quarter, Crescent Point has completed 14 of these step-out wells and has successfully increased the Company's internally estimated Flat Lake drilling inventory by approximately 220 net locations. During 2016, the Company also increased its strategic position and drilling inventory in the resource play by adding 67 net sections of land through Crown land sales and its previously announced consolidation acquisition. The Flat Lake resource play continues to be a growth area for the Company with high-netbacks that were approximately 24 percent higher than the corporate average during third quarter.

•
In third quarter, the Company expanded its tight rock waterflood programs and converted 49 producing wells to water injection wells. During 2016, Crescent Point has continued to test its new multiple-stage segregated strings in its waterflood programs, which has demonstrated a doubling of production in offset wells after approximately six months of water injection. Crescent Point is also pleased to announce that subsequent to the quarter, the Company received technical approval from the Government of Saskatchewan for the third of four waterflood units proposed in its Bakken waterflood.

•
By the end of third quarter, Crescent Point successfully reduced capital costs on average by approximately 12 percent relative to fourth quarter 2015. These savings are in addition to the capital cost savings of approximately 30 percent achieved during 2015. The Company continues its efforts to reduce its overall cost structure through the implementation of new technology and the optimization of its completion process. In the Viewfield Bakken resource play, a drilling time of five days was achieved on several wells, compared to eight days on average in 2015.

•
In September 2016, Crescent Point completed a bought deal financing for gross proceeds of $650 million. Proceeds have been allocated towards reducing bank indebtedness and to provide Crescent Point with additional flexibility towards further advancing the Company's success in its core resource plays. As at September 30, 2016, inclusive of the bought deal financing, Crescent Point's net debt totaled $3.6 billion. The Company retains significant financial flexibility and liquidity with no material near-term debt maturities and approximately $1.9 billion of unutilized credit capacity on its covenant-based, unsecured credit facility.

•
Crescent Point is pleased to announce the appointment of Mr. Mike Jackson to its Board of Directors. Mr. Jackson held several senior management positions within Scotiabank's Corporate and Investment Banking groups from 1984 until his retirement earlier this year. At his retirement, Mr. Jackson was Managing Director of Investment Banking. He brings more than 30 years of financial and capital markets experience to the Crescent Point Board. Mr. Jackson holds a Bachelor of Science Degree and a Master of Business Administration from Dalhousie University.

OPERATIONS REVIEW
Third Quarter Operations Highlights and Summary
In third quarter 2016, Crescent Point continued to execute its long-term growth strategy through the development and acquisition of high-quality, long-life, light and medium oil weighted properties.

•	Achieved daily average production of 160,610 boe/d and remain on track to meet or exceed 2016 annual average production guidance of 167,000 boe/d.
•
Continued to execute organic growth plan and new play development through the advancement of horizontal drilling in the Uinta Basin, expansion of the multi-zone Flat Lake resource play, new waterflood technology and ongoing cost reduction initiatives.

•
Resumed drilling activity in July after reducing capital spending in second quarter due to better than expected first quarter production results. Increased fourth quarter 2016 capital budget by $150 million in September 2016 to further accelerate drilling activity across the asset base, including the Flat Lake and Uinta Basin resource plays.

Drilling Results
The following table summarizes Crescent Point's drilling results for the three months ended September 30, 2016:

Three months ended September 30, 2016	Gas	Oil	D&A	Service	Standing	Total	Net	% Success
Williston Basin(1)	-	112	-	-	-	112	101.7	100
Southwest Saskatchewan	-	100	-	-	-	100	90.6	100
Uinta Basin(1)	-	9	-	-	-	9	5.0	100
Other	-	4	-	-	-	4	4.0	100
Total	-	225	-	-	-	225	201.3	100
(1)	The net well count is subject to final working interest determination

Williston Basin
•	Largest Canadian producer and among the five largest in the basin with current production of approximately 100,000 boe/d.
•	Operate largest tight rock waterflood and targeting to double recovery rates over primary development.
•	2.3 million net acres of land and over 10 years of drilling inventory in high-netback resource plays.

In the Viewfield Bakken resource play, Crescent Point focused primarily on infill development and expansion of the waterflood program. The Company drilled a total of 38 (36.4 net) oil wells during third quarter, including 2 (2.0 net) step-out wells that targeted the expansion of the resource play's economic boundaries. Crescent Point is encouraged with results to date and plans to continue the step-out program during fourth quarter 2016. In addition, the Company achieved a drilling time of approximately five days on several wells during third quarter, down from an average of eight days in 2015. This improvement in drilling time equates to a reduction in total well costs of approximately five percent compared to fourth quarter 2015.

In the Flat Lake resource play, Crescent Point recently increased its capital budget to a total of approximately $240 million, representing 22 percent of its 2016 capital expenditures budget. As part of its new play development, the Company now plans to drill approximately 105 net wells in the Flat Lake area during the year. This is up from its previous budget of $185 million and 87 net wells.

During third quarter, Crescent Point drilled a total of 35 (33.7 net) oil wells in the Flat Lake resource play, targeting each of the Torquay, Midale and conventional Ratcliffe zones. The Company also completed 78 percent of its 2016 step-out program of 18 net wells, which has increased its internally estimated drilling inventory in the Flat Lake area by approximately 220 net locations.

Crescent Point's Flat Lake step-out program continues to deliver strong results. Since 2015, total cumulative production for step-out wells in the Torquay zone is approximately 30 percent ahead of the Company's initial type well expectations. In 2016, Crescent Point's step-out program also resulted in the discovery of a new Midale trend and the conventional Ratcliffe oil pool. Crescent Point expects recovery rates of up to 40 percent over the life of its Ratcliffe pool, which currently has minimal recovery to date. This compares to nearby producing Ratcliffe pools that are under waterflood and have recovery rates exceeding 30 percent.

During 2016, Crescent Point has successfully expanded its strategic land position in the Flat Lake resource play. By the end of third quarter, the Company added approximately 67 net sections of prospective land in the area, including 30 net sections acquired through Crown land sales and 37 net sections acquired through its previously announced consolidation acquisition. This acquisition added approximately 300 net internally identified drilling locations, primarily in the Torquay and Ratcliffe zones, of which 73 net are booked as proved plus probable ("2P").

During third quarter, Crescent Point drilled four net wells on these acquired lands, each targeting the Ratcliffe zone. Production results to date are strong with recent wells producing in the range of approximately 200 to 260 bopd after initial 11-day to 18-day periods. Average capital costs for these wells are $1.1 million. Crescent Point plans to provide updates on these results, as well as additional Ratcliffe and Torquay wells, as it continues its drilling program.

During third quarter, Crescent Point was also active with its drilling program in North Dakota, which focused on down-spacing in both the Bakken and Three Forks formations.

Southwest Saskatchewan
•	Largest producer in the Shaunavon resource play at approximately 23,000 boe/d and operate largest tight rock waterflood.
•	Total production in southwest Saskatchewan of approximately 35,000 boe/d and approximately 940,000 net acres of land.
•	13 years of drilling inventory in high-netback resource plays with low operating costs and royalty rates.
In the Shaunavon resource play, Crescent Point drilled 40 (40.0 net) oil wells during third quarter, targeting both the Lower Shaunavon and Upper Shaunavon zones. Economics in the resource play continued to improve in 2016 as a result of improved efficiencies and lower capital costs. To date, Crescent Point has successfully reduced its well costs in the Lower Shaunavon play by 15 percent and in the Upper Shaunavon play by 23 percent, compared to year-end 2015.

In the Saskatchewan Viking resource play, Crescent Point drilled 60 (50.6 net) oil wells during third quarter. The Company successfully advanced its 150-metre down-spacing pilot and is now targeting future development at a well density of 20 half-mile wells per section. This is up from the Company's previous drilling program of 16 wells per section. A higher well density is expected to increase internally identified drilling locations in the resource play by approximately 180 locations and lead to increased recoveries.

Uinta Basin
•	Third largest producer in the basin with current production of approximately 12,000 boe/d.
•	Most active horizontal driller in 2016 with the highest number of zones tested horizontally to date.
•	Control of approximately 170,000 net acres of land.
In the Uinta Basin resource play, Crescent Point continues to improve the overall economics and efficiencies of its drilling program. During 2016, the Company has also increased its geological knowledge in the basin through its recent 3-D seismic program, log results and core data, which has supported the growth of its new play development.

Since late 2014, Crescent Point has successfully drilled 11 one-mile horizontal wells across six unique zones, including four net horizontal wells during third quarter. Results continue to exceed expectations, including its second Castle Peak horizontal well, which generated a 90-day initial production rate of approximately 680 boe/d. This compares to its first Castle Peak well, which generated a 90-day initial rate of 360 boe/d. Average liquids rate of these two wells over this initial production period was approximately 86 percent.

Due to the continued success of its horizontal program and improvements in capital costs and differentials, the Company now expects to spend $85 million during 2016, up from its previous budget of $35 million. Crescent Point plans to drill nine one-mile horizontal wells during 2016, including four one-mile wells during fourth quarter. This is up from its previous 2016 budget of three wells. The Company expects a minimum of one rig to remain active in the Uinta Basin over the next 12 to 18 months.

Crescent Point is also optimizing its proppant usage and is implementing new completions techniques and fluids to further improve production rates and overall efficiencies. The Company's horizontal well completions in the Castle Peak zone have utilized 31 stages per mile and approximately 1,750 lbs of proppant per foot of lateral.

Crescent Point remains in the early stages of defining its horizontal drilling inventory and the potential upside across its land position of approximately 260 net sections or 170,000 net acres. To date, the Company has identified approximately 120 net horizontal locations in the Castle Peak zone, assuming a conservative four wells per section spacing. Based on recent well results of approximately 680 boe/d over a 90-day initial period, the horizontal inventory in this one zone provides the Company with a productive capacity of approximately 80,000 boe/d.

For the remainder of 2016 and 2017, Crescent Point plans to continue delineating the resource play for future horizontal development within multiple zones, including the potential for down-spacing, which could impact the Company's current assumption of four wells per section. The Company's preliminary horizontal inventory is in addition to its internally estimated vertical drilling inventory of approximately 700 net locations, which has been updated to replace a number of vertical locations with horizontal ones.

WATERFLOOD UPDATE
During 2016, Crescent Point has continued to test its new multiple-stage segregated strings in its waterflood programs. This new technology has resulted in three times the amount of water injectivity without corresponding increases in the percentage of water produced in offsetting wells. After approximately six months of water injection, the Company's initial pilot has shown offset wells doubling in production. This compares to the Company's predecessor technology, which stabilized production rates after approximately one year. Increased water injectivity is expected to help manage reservoir pressure with the intent of reducing decline rates and increasing estimated ultimate recoveries. Crescent Point plans to continue testing this new technology during 2016 and 2017 in both its Bakken and Shaunavon waterflood programs.

During third quarter, Crescent Point converted a total of 49 producing wells to water injection wells. The Company's waterflood programs continue to demonstrate improvements in decline rates and recovery factors. Crescent Point plans to convert 140 injection wells during 2016, which is double the pace of conversions completed in 2015.

In the Williston Basin, Crescent Point converted 23 producing wells to water injection wells in its Bakken waterflood during third quarter, converting a total of 48 producing wells during 2016. The Company is now targeting 65 injection well conversions in the Viewfield Bakken resource play during 2016. Subsequent to third quarter, the Government of Saskatchewan granted technical approval for the third of four Bakken waterflood units proposed by the Company. Crescent Point is also identifying opportunities for additional waterflood unitization in the play beyond the original four units.

In the Flat Lake area of the Williston Basin, Crescent Point converted three producing wells to water injection wells in the unconventional Midale area during third quarter and is currently establishing unit boundaries for future waterflood expansion. In late third quarter, the Company also initiated water injection in its first Torquay waterflood pilot.

In Crescent Point's southwest Saskatchewan resource plays, a total of 10 producing wells were converted to water injection wells during third quarter, including seven Lower Shaunavon wells and three Upper Shaunavon wells. The Company has converted 23 wells in the resource play during 2016 and remains on track to convert approximately 30 wells by year end.

OUTLOOK
Crescent Point had an excellent quarter and year operationally, with production results ahead of the Company's planned 2016 budget. The Company has an active drilling program planned for fourth quarter and is well positioned to meet or exceed its 2016 annual average production guidance of 167,000 boe/d.

During the year, Crescent Point continued to execute its new play development, including its horizontal well program in the Uinta Basin and the expansion of the multi-zone Flat Lake resource play. Crescent Point also improved its long-term sustainability by advancing its waterflood, implementing new technologies and lowering its cost structure.

"This year, our team has executed operationally and significantly increased the growth potential of our asset base," said Scott Saxberg, president and CEO of Crescent Point. "We have added approximately 700 new internally identified drilling locations in our Flat Lake and Viking resource plays alone, as well as 120 horizontal locations in one of the six zones we are testing in Uinta. This more than replaces our 2016 annual drilling program of approximately 600 wells. We accomplished this while also continuing to improve our well costs and capital efficiencies."

By the end of third quarter 2016, Crescent Point successfully reduced capital costs on average by approximately 12 percent relative to fourth quarter 2015, with cost reductions in some areas as high as 23 percent. These savings are in addition to the capital cost savings of approximately 30 percent achieved during 2015.

In early September, Crescent Point increased its 2016 capital budget by $150 million. This increase reflects the strong drilling economics within the Company's core resource plays and the growth potential resulting from its new play development in the Flat Lake and Uinta Basin resource plays. Crescent Point expects this incremental capital to positively impact first quarter 2017 production, which is expected to be 10,000 boe/d higher than third quarter 2016 production.

Crescent Point also increased spending plans in its 2017 preliminary outlook from $950 million to $1.4 billion, which includes $450 million of incremental growth capital that is planned to be spent during the second half of the year. This preliminary outlook assumes a 2017 exit production of approximately 175,000 boe/d to 177,000 boe/d, and equates to a year-over-year growth rate of approximately five to eight percent. Crescent Point expects to finalize its 2017 budget in late fourth quarter or early January 2017.

"We're excited about the results from our new play developments and plan to build on this success during 2017," said Saxberg. "Our new completion methods in Uinta and Flat Lake are also delivering strong results and are expected to further enhance our growth potential in these new areas."

Since second quarter 2016, Crescent Point has added approximately 2.75 million barrels of oil to its hedging program at an average market hedge price of approximately CDN$70/bbl. As at November 4, 2016, the Company has 44 percent of its oil production, net of royalty interest, hedged for the remainder of 2016 at a weighted average market value price of approximately CDN$75/bbl. For 2017, Crescent Point now has 25 percent of its oil production hedged at a weighted average market value price of approximately CDN$70/bbl, including 32 percent hedged during the first half of 2017 at approximately CDN$69/bbl.

The Company also has 48 percent of its natural gas production hedged for the remainder of 2016 at a weighted average price of CDN$3.32 per GJ, 39 percent hedged for 2017 at a weighted average price of CDN$3.09 per GJ, and 28 percent hedged for 2018 and 2019 at a weighted average price of CDN$2.78 per GJ.

Crescent Point remains committed to maintaining a strong financial position while continuing to maximize shareholder return through its total return strategy of long-term growth plus dividend income.

CONFERENCE CALL DETAILS
Crescent Point management will host a conference call on Thursday, November 10, 2016, at 10:00 a.m. MT (12:00 p.m. ET), to discuss the results and outlook for the Company.

Participants can access the conference call by dialing 866-223-7781 or 416-340-2216. Alternatively, to listen to this event online, please enter http://www.gowebcasting.com/8043 into any web browser.

For those unable to participate in the conference call at the scheduled time, it will be archived for replay. The replay can be accessed by dialing 800-408-3053 or 905-694-9451 and entering the passcode 8351875. The replay will be available approximately one hour following completion of the call. The webcast will be archived on Crescent Point's website at www.crescentpointenergy.com.

2016 GUIDANCE
The Company's guidance for 2016 is as follows:

Production
Oil and NGLs (bbls/d)	149,500
Natural gas (mcf/d)	105,000
Total (boe/d)	167,000
Capital expenditures (1)
Drilling and completions ($ millions)	940
Facilities and seismic ($ millions)	160
Total ($ millions)	1,100
 (1) The projection of capital expenditures excludes property and land acquisitions, which are separately considered and evaluated.

ON BEHALF OF THE BOARD OF DIRECTORS
Scott Saxberg
President and Chief Executive Officer
November 10, 2016

Non-GAAP Financial Measures
Throughout this press release, the Company uses the terms "funds flow from operations", "funds flow from operations per share - diluted", "adjusted net earnings from operations", "adjusted net earnings from operations per share - diluted", "net debt", "net debt to funds flow from operations", "netback", "payout ratio" and "payout ratio per share - diluted". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Funds flow from operations per share - diluted is calculated as funds flow from operations divided by the number of weighted average diluted shares outstanding. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles cash flow from operating activities to funds flow from operations:

	Three months ended September 30			Nine months ended September 30
($ millions)	2016	2015	% Change	2016	2015	% Change
Cash flow from operating activities	330.2	547.0	(40)	1,085.8	1,437.4	(24)
Changes in non-cash working capital	33.9	(68.6)	(149)	53.4	(18.3)	(392)
Transaction costs	1.2	1.5	(20)	1.8	11.2	(84)
Decommissioning expenditures	2.8	3.6	(22)	9.5	11.0	(14)
Funds flow from operations	368.1	483.5	(24)	1,150.5	1,441.3	(20)

Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation ("E&E") undeveloped land, impairment or impairment recoveries on property, plant and equipment ("PP&E"), unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share - diluted is calculated as adjusted net earnings from operations divided by the number of weighted average diluted shares outstanding. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles net income to adjusted net earnings from operations:

	Three months ended September 30			Nine months ended September 30
($ millions)	2016	2015	% Change	2016	2015	% Change
Net income (loss)	(108.5)	(201.3)	(46)	(422.1)	(487.8)	(13)
Amortization of E&E undeveloped land	44.1	54.1	(18)	143.3	148.9	(4)
Impairment to PP&E	-	555.7	(100)	-	555.7	(100)
Unrealized derivative (gains) losses	31.7	(443.1)	(107)	568.1	(130.6)	(535)
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	25.5	147.9	(83)	(154.7)	247.6	(162)
Unrealized (gain) loss on long-term investments	(1.1)	19.2	(106)	(6.0)	8.7	(169)
(Gain) loss on capital acquisitions / dispositions	15.3	(12.5)	(222)	15.3	(18.8)	(181)
Deferred tax relating to adjustments	(29.0)	(104.7)	(72)	(156.0)	(239.7)	(35)
Adjusted net earnings (loss) from operations	(22.0)	15.3	(244)	(12.1)	84.0	(114)

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of hedged US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

The following table reconciles long-term debt to net debt:

($ millions)	September 30, 2016	September 30, 2015	% Change
Long-term debt (1)	3,799.5	4,399.4	(14)
Accounts payable and accrued liabilities	502.6	617.6	(19)
Dividends payable	16.2	50.5	(68)
Cash	(13.8)	(42.7)	(68)
Accounts receivable	(268.1)	(352.1)	(24)
Prepaids and deposits	(6.4)	(6.6)	(3)
Long-term investments	(36.3)	(35.5)	2
Excludes:
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(376.5)	(432.7)	(13)
Net debt	3,617.2	4,197.9	(14)
(1) Includes current portion of long-term debt.

Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters. The ratio of net debt to funds flow from operations is used by management to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.

Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is a common metric used in the oil and gas industry and is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. The calculation of netback is shown in the Financial and Operating Highlights section in this press release.

Payout ratio and payout ratio per share - diluted are calculated on a percentage basis as dividends paid or declared divided by funds flow from operations. Payout ratio is used by management to monitor the dividend policy and the amount of funds flow from operations retained by the Company for capital reinvestment.

Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Forward-Looking Statements and Reserves Data
Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: continued play development in the Uinta Basin; 2016 drilling plans for horizontal wells in Uinta; the potential impact of Castle Peak location identification on productive capacity; 2016 capital spending and drilling plans for Flat Lake; continued efforts to reduce overall cost structure through the implementation of new technology and the optimization of its completion process; the use of proceeds from the Company's recent public offering; the expectation that Flat Lake will remain a growth area; targeting doubled recovery rates over primary development for the Williston Basin; plans to continue step-out program in the Williston Basin during 2016; 2016 drilling plans for Flat Lake; expected recovery rates from the Ratcliffe oil pool; plans to update the market on production results from Ratcliffe and Torquay wells as the Company's drilling program continues; targeting future development at a well density of 20 half-mile wells per section in the Saskatchewan Viking and related expectations regarding increases to internally identified drilling locations and increased recoveries; 2016 capital spending and drilling plans in Uinta; rig utilization expectations in Uinta for the next 12 to 18 months; plans to continue to delineate the Uinta resource play for future horizontal development within multiple zones (including the potential for down-spacing) for the remainder of 2016 and 2017; plans to continue to test new waterflood technology in both its Bakken and Shaunavon waterflood programs during 2016 and 2017; remaining injector conversion plans for 2016 in the Company's core areas; annual average production expectations for 2016; the impact of the Company's increased 2016 capital budget on first quarter 2017 production compared to third quarter 2016 production; preliminary 2017 production and capital expenditure budget and related growth rate; expectations that the Company's 2017 budget will be finalized in late fourth quarter 2016 or early January 2017; plans to build on the success of the Company's new play developments; expectation that the Company's new completion methods will further enhance Crescent Point's growth potential; and the Company's ongoing commitment to maintain a strong financial position while continuing to maximize shareholder return through a total return strategy of long-term growth plus dividend income.

Statements relating to "reserves" are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided herein. Unless otherwise noted, reserves referenced herein are given as at December 31, 2015. Also, estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates and future net revenue for all properties due to the effect of aggregation. All required reserve information for the Company is contained in its Annual Information Form for the year ended December 31, 2015, which is accessible at www.sedar.com.

With respect to disclosure contained herein regarding resources other than reserves, there is uncertainty that it will be commercially viable to produce any portion of the resources and there is significant uncertainty regarding the ultimate recoverability of such resources.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2015 under "Risk Factors" and our Management's Discussion and Analysis for the year ended December 31, 2015, under the headings "Risk Factors" and "Forward-Looking Information" and for the quarter ended September 30, 2016 under "Derivatives", "Reclamation Fund", "Liquidity and Capital Resources", "Changes in Accounting Policy" and "Outlook". The material assumptions are disclosed in the Management's Discussion and Analysis for the year ended December 31, 2015, under the headings "Marketing and Prices", "Dividends", "Capital Expenditures", "Decommissioning Liability", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Changes in Accounting Policies", "Risk Factors" and "Outlook" and are disclosed in the Management's Discussion and Analysis for the quarter ended September 30, 2016 under the headings "Derivatives", "Reclamation Fund", "Liquidity and Capital Resources", "Changes in Accounting Policy" and "Outlook". In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations and the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; risks and uncertainties related to all oil and gas interests and operations on tribal lands; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of Crescent Point. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:
Ken Lamont, Chief Financial Officer, or Trent Stangl, Senior Vice President, Investor Relations and Communications
Telephone: (403) 693-0020	Toll-free (US & Canada): 888-693-0020
Fax: (403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1